Exhibit 99.1

Aurora Mobile Limited Announces First Quarter 2020

Unaudited Financial Results

SHENZHEN, CHINA, June 11, 2020 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ:JG), a leading mobile developer service provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Financial Highlights

•	Revenues were RMB126.2 million (US$17.8 million), a decrease of 45% year-over-year.

•	Cost of revenues was RMB84.9 million (US$12.0 million), a decrease of 49% year-over-year.

•	Gross profit was RMB41.3 million (US$5.8 million), a decrease of 35% year-over-year.

•	Total operating expenses were RMB93.1 million (US$13.1 million), a decrease of 1% year-over-year.

•	Net loss was RMB51.0 million (US$7.2 million), compared with a net loss of RMB23.7 million for the same period last year.

•	Adjusted net loss (non-GAAP) was RMB43.2 million (US$6.1 million), compared with a RMB16.7 million adjusted net loss for the same period last year.

•	Adjusted EBITDA (non-GAAP) was negative RMB30.3 million (US$4.3 million), compared with negative RMB7.4 million for the same period last year.

First Quarter 2020 Operational Highlights

•

Number of mobile apps utilizing at least one of the Company’s developer services, or the cumulative app installations, increased to approximately 1,499,000 as of March 31, 2020 from approximately 1,165,000 as of March 31, 2019.

•	Number of monthly active unique mobile devices increased to 1.36 billion in March 2020 from 1.07 billion in March 2019.

•	Cumulative SDK installations increased to 37.2 billion as of March 31, 2020 from 22.7 billion as of March 31, 2019.

•	Number of paying customers increased to 2,211 in the first quarter of 2020 from 1,951 in the first quarter of 2019.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “The first quarter of 2020 has proven to be a challenging one for many companies, including us. Firstly, the quarter is typically a seasonally weaker one due to the Chinese New Year holiday. This year, the COVID-19 outbreak adversely impacted this seasonally slow period even further across China. Many businesses were temporarily shut down or delayed restarting their operations for many weeks as the pandemic unfolded. Despite the slower than expected period, we ramped back up to 100% capacity by the middle of March, in line with most of our customers who resumed normal operations in mid-to-late March.”

“During this period of temporary disruption, we took the initiative to further strengthen our core competencies. This included narrowing our focus on Developer Services, improving operational and technical efficiency, streamlining internal procedures and reinforcing our commitment to delivering exceptional customer service. With these initiatives now in place, we believe we will emerge from this pandemic stronger than ever and ideally positioned to better adapt to the current uncertainties that hang over the market.”

“Beginning from this quarter, the revenues from Advertisement SaaS and Light-Push services, which help developers grow and monetize their user base, will be separately classified as “Value-Added-Services” under Developer Services. No changes are made to other revenue classifications. Our strategic focus remains to drive the growth of Developer Services and SaaS products. Overtime, we expect the revenue and gross profit contributions from Targeted Marketing to be less and less significant.”

“Market adoption of our Value-Added Services, which launched in the fourth quarter of 2019, has exceeded our expectations. The average monthly revenue from Value-Added Services was approximately RMB2.1M in the first quarter of 2020. The revenue has since doubled in the month of April and we expect the strong revenue growth momentum to continue into the second quarter of 2020.”

Mr. Fei Chen, President of Aurora Mobile, added, “Our core businesses, including Developer Services and SaaS products, continued to see healthy 15% year-over-year revenue growth and 20% year-over-year gross profit growth despite the impact from the pandemic and low seasonality. Our strategic transition away from the low margin and high-risk Targeted Marketing business, that we started in the third quarter 2019, has gone very well with Targeted Marketing now only contributing about 12% of our total gross profit. Such transition has reflected in our revenue decline by 45% from RMB230 million in first quarter 2019 to RMB126 million in the current quarter. Our growth of revenue and profitability is no longer dependent upon this legacy Targeted Marketing business. ”

“Developer Services once again was the highlight of the quarter with an impressive performance where it recorded a solid 72% year-over-year increase in revenue on the back of strong growth in both Subscription businesses and Value-Added Services. The combined revenues from SaaS products, including financial risk management, market intelligence and iZone, decreased by 28% year-over-year from RMB24.8 million in the first quarter of last year to RMB17.8 million. The decline was due to the COVID-19 outbreak which impacted customer demand in financial risk management and location-based iZone business.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “Despite the tough business environment in the first quarter of 2020, we managed to maintain our gross margins at 33%, flat sequentially and a meaningful increase from 27.6% during the same period last year.”

“As a percentage of revenue, Developer Services and SaaS-based products accounted for 39% during the quarter, a significant increase from 19% during the same period last year. Targeted Marketing, on the other hand, accounted for 61% of total revenue during the quarter, down from 81% during the same period last year. In terms of gross margin contribution, Developer Services and SaaS-based products accounted for 88% of gross profit whereas Targeted Marketing, which is no longer our strategic focus, accounted for only 12% during the quarter. With Developer Services and SaaS Products increasingly contributing more meaningfully to gross margins, we believe we have identified and built a higher quality, more resilient and sustainable business model that can support and fuel a further expansion of our margins and profitability in the future.”

First Quarter 2020 Financial Results

Revenues were RMB126.2 million (US$17.8 million), a decrease of 45% from RMB230.5 million in the same quarter of last year, mainly due to the decrease in revenues from Targeted Marketing and other SaaS products, which together decreased 55% year-over-year. This was partially offset by revenue growth from Developer Services which increased 72% year-over-year.

Cost of revenues was RMB84.9 million (US$12.0 million), a decrease of 49% from RMB167.2 million in the first quarter of 2019. The decrease was mainly due to a RMB82.6 million decrease in media costs and a RMB0.6 million decrease in staff cost which were partially offset by a RMB2.0 million increase in SMS costs.

Gross profit was RMB41.3 million (US$5.8 million), a decrease of 35% from RMB63.3 million in the first quarter of 2019, primarily due to the decrease in gross profit from Targeted Marketing business as the Company strategically shifts its focus to Developer Services and SaaS-based products.

Total operating expenses were RMB93.1 million (US$13.1 million), a decrease of 1% from RMB94.2 million in the same quarter of last year.

•

Research and development expenses were RMB41.4 million (US$5.8 million), a decrease of 3% from RMB42.7 million in the same quarter of last year, mainly due to a RMB3.2 million decrease in cloud costs and a RMB3.0 million decrease in personnel costs which were partially offset by a RMB2.8 million increase in depreciation of servers and amortization of intangible assets, as well as a RMB1.8 million increase in technical service fees.

•

Sales and marketing expenses were RMB25.2 million (US$3.6 million), a decrease of 7% from RMB27.0 million in the same quarter of last year, mainly due to a RMB2.1 million decrease in marketing expenses and a RMB1.5 million decrease in travel and entertainment expenses which were partially offset by a RMB1.9 million increase in personnel costs.

•

General and administrative expenses were RMB26.5 million (US$3.7 million), an increase of 8% from RMB24.5 million in the same quarter of last year, mainly due to a RMB1.4 million increase in bad debt allowance, a RMB1.3 million increase in personnel costs, and a RMB0.5 million decrease in travel and entertainment expenses.

Loss from operations was RMB51.7 million (US$7.3 million), compared with RMB30.9 million in the same quarter of last year.

Net Loss was RMB51.0 million (US$7.2 million), compared with RMB23.7 million in the same quarter of last year.

Adjusted net loss (non-GAAP) was RMB43.2 million (US$6.1 million), compared with RMB16.7 million in the same period of last year.

Adjusted EBITDA (non-GAAP) was negative RMB30.3 million (US$4.3 million) compared with negative RMB7.4 million for the same period of last year.

The cash and cash equivalents, restricted cash and short -term investment decreased from RMB431.6 million as of December 31,2019 to RMB383.4 million (US$54.2 million) as of March 31, 2020.

Update on Share Repurchase

As of March 31, 2020, the Company had repurchased a total of 920,606 ADS. No ADS were repurchased during first quarter of 2020.

The Company today announced that its board of directors has extended its share repurchase program and also approved a new program under which the Company may repurchase up to US$10 million of its shares over the next twelve months. The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company plans to fund repurchases from its existing cash balance.

Conference Call

The Company will host an earnings conference call on Thursday, June 11, 2020 at 7:00 a.m. U.S. Eastern Time (7:00 p.m. Hong Kong time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration:

http://apac.directeventreg.com/registration/event/9871205

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 p.m. U.S. Eastern Time, June 17, 2020.

The dial-in details for the replay are as follows:

International:	+61 2 8199 0299
U.S. Toll Free:	1-855-452-5696
Passcode:	9871205

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at http://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net loss and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation, reduction in force charges, fair value loss/(gain) of long-term investment, and change in fair value of derivative liability. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax (expense) benefit, share-based compensation, reduction in force charges, fair value loss/(gain) of long-term investment, and change in fair value of derivative liability.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SaaS-model; its ability maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading mobile developer service provider in China, and a pioneer in providing mobile developer services such as push notification, instant messaging, analytics, sharing and short message service (SMS). Aurora Mobile has accumulated data from approximately 1.50 million mobile applications that have utilized the Company’s developer services and nearly 37.2 billion installations of the Company’s software development kits (SDKs), with monthly active unique device base of nearly 1.36 billion, as of March 2020. Based on Aurora Mobile’s vast data coverage and insights garnered, the Company has expanded its offerings into big data solutions, including targeted marketing, financial risk management, market intelligence and location-based intelligence. By utilizing artificial intelligence and machine learning, Aurora Mobile strives to help improve productivity for businesses and society through harnessing the power of mobile big data to derive actionable insights and knowledge.

For more information, please visit http://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0808 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2020.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31,	December 31,	March 31,
	2019	2019	2020
	RMB	RMB	RMB	US$
Revenues	230,519	182,763	126,224	17,826
Cost of revenues	(167,232)	(122,378)	(84,884)	(11,988)

Gross profit	63,287	60,385	41,340	5,838

Operating expenses
Research and development	(42,658)	(43,946)	(41,394)	(5,846)
Sales and marketing	(27,013)	(30,507)	(25,216)	(3,561)
General and administrative	(24,491)	(28,823)	(26,474)	(3,739)

Total operating expenses	(94,162)	(103,276)	(93,084)	(13,146)

Loss from operations	(30,875)	(42,891)	(51,744)	(7,308)

Foreign exchange (loss) gain, net	(43)	(61)	40	6
Interest income	2,086	1,334	1,604	227
Interest expense	(2,622)	(2,905)	(2,932)	(414)
Other income	6,726	3,465	1,523	215
Change in fair value of derivative asset	985	886	499	71

Loss before income taxes	(23,743)	(40,172)	(51,010)	(7,203)

Income tax (expenses)/benefit	—	—	—	—

Net loss	(23,743)	(40,172)	(51,010)	(7,203)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2019	2019	2020
	RMB	RMB	RMB	US$
Net loss attributable to Aurora Mobile Limited’s shareholders	(23,743)	(40,172)	(51,010)	(7,203)
Net loss attributable to common shareholders	(23,743)	(40,172)	(51,010)	(7,203)

Net shares per for, Class A and Class B common shares
Class A Common Shares - basic and diluted	(0.31)	(0.52)	(0.66)	(0.09)
Class B Common Shares - basic and diluted	(0.31)	(0.52)	(0.66)	(0.09)
Shares used in net loss per share computation:
Class A Common Shares - basic and diluted	59,552,402	59,958,276	60,147,106	60,147,106
Class B Common Shares - basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive loss
Foreign currency translation adjustments	(8,128)	721	(780)	(110)
Total other comprehensive loss, net of tax	(8,128)	721	(780)	(110)

Comprehensive loss	(31,871)	(39,451)	(51,790)	(7,313)

Comprehensive loss attributable to Aurora Mobile Limited	(31,871)	(39,451)	(51,790)	(7,313)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2019	March 31, 2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	431,459	263,315	37,187
Restricted cash	115	115	16
Derivative assets	—	307	43
Short-term investment	—	120,000	16,947
Accounts receivable	135,417	106,674	15,065
Prepayments and other current assets	86,087	81,121	11,456
Amounts due from related parties	521	521	74

Total current assets	653,599	572,053	80,788

Non-current assets:
Other non-current assets	2,642	22,039	3,113
Long-term investments	168,637	169,577	23,949
Property and equipment, net	106,235	109,197	15,422
Intangible assets, net	8,810	11,182	1,579

Total non-current assets	286,324	311,995	44,063

Total assets	939,923	884,048	124,851

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	19,996	17,703	2,500
Deferred revenue and customer deposits	77,561	89,001	12,569
Accrued liabilities and other current liabilities	96,277	67,961	9,598
Amounts due to related parties	56	56	8

Total current liabilities	193,890	174,721	24,675

Non-current liabilities:
Other non-current liabilities	64	1,289	182
Deferred revenue	8,150	7,698	1,087
Convertible notes	230,031	236,311	33,374

Total non-current liabilities	238,245	245,298	34,643

Total liabilities	432,135	420,019	59,318

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	As of
	December 31, 2019	March 31, 2020
	RMB	RMB	US$
Shareholders’ equity
Common shares	48	48	7
Treasury shares	(1,999)	(749)	(106)
Additional paid-in capital	956,735	963,517	136,074
Accumulated deficit	(453,359)	(504,369)	(71,230)
Accumulated other comprehensive loss	6,363	5,582	788

Total shareholders’ equity	507,788	464,029	65,533

Total liabilities and shareholders’ equity	939,923	884,048	124,851

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31,	December 31,	March 31,
	2019	2019	2020
	RMB	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(23,743)	(40,172)	(51,010)	(7,203)
Add:
Share-based compensation	10,036	13,115	7,819	1,104
Reduction in force charges	—	6,158	—	—
Fair value loss/(gain) of long-term investment	(2,976)	—	—	—

Adjusted net loss	(16,683)	(20,899)	(43,191)	(6,099)

Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(23,743)	(40,172)	(51,010)	(7,203)
Add:
Interest expense	2,622	2,905	2,932	414
Depreciation of property and equipment	6,296	8,508	8,880	1,254
Amortization of intangible assets	352	713	1,063	150
EBITDA	(14,473)	(28,046)	(38,135)	(5,385)
Add:
Share-based compensation	10,036	13,115	7,819	1,104
Reduction in force charges	—	6,158	—	—
Fair value loss/(gain) of long-term investment	(2,976)	—	—	—

Adjusted EBITDA	(7,413)	(8,773)	(30,316)	(4,281)